Mail Stop 4561

June 3, 2008

VIA U.S. MAIL AND FAX (650)494-8743
Mr. Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Portfolio, L.P.
925 East Meadow Drive
Palo Alto, California 94303

Re: Essex Portfolio, L.P.
        File No. 333-44467-1
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Dance:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial Data, page 26

1.   Please explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted EBITDA.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(14) Stock Based Compensation Plans

Long Term Incentive Plan – Z Units, page F-25

2.   Please explain to us how you have met all the disclosure requirements of paragraphs 64 – 65 and A240 – A241 of SFAS 123(R) with respect to the Series Z and Series Z-1 Incentive Units. Specifically tell us how you have met the disclosure requirements of paragraph A240(b)(2). Additionally, please provide us with this information for the years covered by your 2007 Form 10-K or tell us where that disclosure is located.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief